GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Mail Spot 3561

June 8, 2010

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Discount Dental Materials, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-166508

Dear Mr. Reynolds:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to staff comments to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated June 1, 2010.

Calculation of Registration Fee

1.

The footnote has been revised to eliminate references to selling shareholders and "at the market" prices.

Cover Page

2.

Disclosure has been made concerning the period of extension.

3.

Disclosure has been clarified and expanded to indicate that there are and will be no sales agents and that Mr. Barton will receive no compensation for selling shares.

Prospectus Summary

4.

The description of "disposable" has been expanded and clarified.

Use of Proceeds

5.

We have clarified the description of how proceeds will be disbursed and offering costs will be paid.

6.

The additional disclosure has been made.

Dilution

7.

The section on Dilution has been redone to be clearer and to emphasize that all buyers will lose the entire value to their purchase immediately. The following table shows the calculations used:

		Minimum	Maximum

Book value before offering	$(15,118)	$(15,118)	$(15,118)
Shares outstanding	9,000,000
Book value per share	$(0.00168)

Proceeds of offering		4,000	12,000
Expenses		(65,000)	(65,000)
Net worth after offering		$(76,118)	$(68,118)

Shares outstanding		9,400,000	10,200,000
Per Share		$(0.00810)	$(0.00668)

Market for Securities

8.

The additional disclosure on DTC eligibility has been made.

Management's Discussion and Analysis or Plan of Operations

9.

We have provided additional disclosure.

10.

We have provided the additional disclosure.

Other

11.

We are not in violation of policies in that Mr. Barton has agreed to provide loans to pay our offering costs if we are unable to pay those costs in any other manner. We have no other large, fixed commitments.

Recently Issued Accounting Pronouncements

12.

We have corrected the date to November 30, 2010 and will comply with that date unless it is changed by an Act of Congress prior to November 30, 2010.

Business

13.

We have provided additional disclosure.

14.

We have provided additional disclosure.

15.

We have provided additional disclosure.

Employees

16.

We have made the requested change.

Property

17.

We have provided additional disclosure.

Directors, Executive Officers, Promoters and Control Persons

18.

We have provided additional disclosure.

Certain Relationships

19.

We have provided additional disclosure.

Description of Capital Stock

20.

We have provided additional disclosure.

Section 15(g) of the Exchange Act

21.

A clearer description of how the rules may impact shareholders has been added.

Report of Independent Registered Public Accounting Firm

22.

The report of Li & Company, PC has been amended to refer to PCAOB standards.

Financial Statements

23.

The Burbank, CA company referred to in your comment is named Valley Dental Supply, Inc. Mr. Barton, our President and founder, is a minority owner,, approximately 33%, of Valley Dental Supply. He has arranged for us to use some warehouse space at Valley Dental Supply while we are getting operations started. No other owner or manager of Valley Dental Supply has any ownership or management interest in us, and we have no other business involvement with Valley Dental Supply. Valley Dental Supply's operations are different from our intended operations. It is in no way a predecessor company to us.

Note 1 - Organization

24.

The change has been made.

Summary of Significant Accounting Policies

25.

The change has been made.

Exhibits

26.

Escrow Agreement is filed with Amendment 1 as Exhibit 99.2.

Exhibit 10.2

27.

Exhibit 10.2 is filed with Amendment 1.

Exhibit 23

28.

A dated Consent from our Independent Registered Public Accounting Firm has been filed with Amendment 1.

Exhibit 99.1

29.

Correct Subscription Agreement is filed as Exhibit 99.1.

Item 11(i)

30.

The requested disclosure has been made.

Form 10-K For The Fiscal Year Ended November 30, 2009

31.

An amended Form 10-K has been filed.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting

32.

The additional disclosure has been made in the Amendment.

Evaluation of Disclosure Controls and Procedures

33.

The additional disclosure has been made in the Amendment.

34.

The appropriate references have been made in the Amendment.

Exhibit 31.1

35.

The requested change has been made in the Amendment.

Form 10-Q for the Fiscal Quarter Ended February 28, 2010

36.

Future filings on Form 10Q will include a revised Section 302 certification.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Discount Dental Materials, Inc

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